February 14, 2008

ZOLOTO RESOURCES FILES TECHNICAL REPORT ON ELVENEI PROJECT

Zoloto Resources Ltd. (“Zoloto” or the “Company”) (TSX Venture:ZR), is pleased to provide further details on the Elvenei license; one of the Company’s three exploration projects in Chukotka, Russia. A National Instrument 43-101(“NI43-101”) independent technical report, prepared by William J. Crowl, R.G., Vice President of Gustavson Associates, LLC, an independent “Qualified Person” (as defined by NI43-101), dated February 9, 2008 and entitled “Technical Report on the Elvenei Gold Project, Chukotka Autonomous Okrug, Russia” (the “Technical Report”) has been filed on SEDAR. The report principally reviews the historic exploration by previous Russian owners of the property. Highlights from the report are detailed at the bottom of this release.

The 12 km² license is located about 540km southwest of the town of Pevek, the administrative center for the Chaunsky area of Chukotka and the largest Arctic seaport. The town of Baranikha is about 40km from the project. After the site visit in July, 2007 Zoloto began building the Elvenei man camp, completed roads and trenches and initiated a limited drilling program before year end. Zoloto’s main exploration efforts at Elvenei will start in the spring of 2008.

Bob Maddigan, Director of Zoloto Resources, comments “At Elvenei, historic exploration has outlined significant gold potential, as detailed in this latest report. In total, up to six high grading structures have been identified by previous Russian exploration, with historic assays typically returning 10-20g/t. This years’ exploration program has been designed to validate the historic Russian data with drilling, trenching, grab sampling and geophysics. We are still working through a wealth of data from previous Russian exploration activity, which will be re-assessed in light of our forthcoming exploration results.”

ELVENEI

Geology

The Elvenei deposit is on the left bank of the Elveneiveem River and is part of the northwest striking Rauchuansky gold bearing zone. The deposit was emplaced in terrigenous Triassic siltstones and sandstones. An unexposed intrusive plutonic dome is bordered by a halo of contact metamorphism and associated Late Cretaceous ring dike intrusions. During the Cretaceous age emplacement of an intrusive plutonic felsic rock intrusion, a ring dike structure formed. Products of early Cretaceous age contact metamorphism and associated metasomatism are confined to the central part of the ring dike. The gold mineralization is apparently confined to this well-developed ring structure. Mineralization includes sulfide mineralized gold and tungsten deposits in the central zone of the Elvenei area.

The Elvenei prospects display characteristics consistent with high sulphidation gold systems. Gold in fine-dispersed form is predominantly associated with quartz and pyrite, with minor amounts of arsenic, antimony and silver in veins, veinlets and stockworks. Base metal and tungsten / bismuth mineralization is peripheral to the gold mineralization and may be associated with the intrusives in the area and thus may be better related to contact metamorphic (metasomatic) processes.

The Elvenei license area has seen considerable exploration activity since early 1940’s by several Russian expeditions. The most recent geological exploration was in 1987-1992 which made many geological traverses, test trenches, collected grab samples, and drilled 933m of geochemical test holes in order to investigate the alteration halos and drilled 321m of core holes to obtain samples for process testing.

This historic work at Elvenei has resulted in the mapping of formations and associated mineralization types, the identification of mineralization zones, alteration zones, initial delineation of the deposit and associated mineralization system, and some gold and tungsten grades. This exploration work, involving drilling and surface trenching, has resulted in the initial outlining of 6 mineralized bodies, typically grading +10g/t gold, 0.8 to 4.0m in thickness, that have been delineated over an aggregate strike length of 3,400m.

About Zoloto Resources

Zoloto Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Zoloto’s management will continue to evaluate acquisition opportunities within the Russian Federation. Zoloto’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:
Robert Maddigan, Director
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

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accept responsibility for the adequacy or accuracy of this release.